Mail Stop 4720

August 7, 2009

By U.S. Mail and Facsimile to 662-289-8754

Hugh S. Potts
Chairman of the Board and Chief Executive Officer
First M&F Corporation
134 West Washington Street
Kosciusko, Mississippi 39090

        Re: **First M&F Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2008 and related
                filings
                File No. 000-09424

Dear Mr. Potts:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and…, page 17

1.   We note that your management discussion and analysis does not contain a discussion of your holdings of subprime loans nor any discussion of "Alt-A" type mortgages. If you do not hold or have not made or invested in these types of

loans, or if your holdings of such loans are inconsequential, please advise us supplementally, and disclose in future filings that such lending is not material to your company. If your holdings are other than inconsequential, please revise to disclose and discuss.

Noninterest Expense, page 22

2.   We note your reference to your community banking segment in your discussion of goodwill impairment tests on page 22 and also on page 31 of your Form 10-Q for the quarter ended March 31, 2009. Please tell us your operating segments and reporting units at December 31, 2008 and March 31, 2009, and revise future filings to provide disclosures under SFAS 131 with respect to your reportable segments. We may have further questions.

Credit Risk Management, page 27

3.   We note the continued deterioration in the credit quality of your loan portfolio in 2008 and the quarter ended March 31, 2009, which has resulted in your ratio of non-accrual loans to total gross loans increasing significantly from 0.54% at December 31, 2007 to 1.75% at December 31, 2008 and 2.07% at March 31, 2009. Based on your disclosure on page 27 it appears to us that construction and land development and commercial real estate loans represent a majority of these non-accrual loans at December 31, 2008. Given the significance of the non-accrual loans, please tell us and revise your future filings to provide the following:

  a. Discuss whether the increase in non-accrual loans relates to a few large credit relationships or several small credit relationships or both within the construction and land development and commercial real estate segments of the loan portfolio;

  b. If a few large credit relationships make up the majority of your non-accrual loans, discuss those relationships in detail, including:

    -   General information about the borrower (i.e. commercial or residential land developer, commercial business, etc.)
    -   The type of collateral securing the loan;
    -   The amount of total credit exposure outstanding;
    -   The amount of the allowance allocated to the credit relationship; and
    -   Provide additional information supporting the allowance for loan loss for each credit.

  c. If a few large credit relationships did not make up a majority of your non-accrual loans, please tell us and revise future filings to disclose the reasons for the decrease in the general allowance component of your allowance for loan losses from December 31, 2007 to December 31, 2008.

d. Consider disclosing delinquency information on your portfolio and how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

Financial Statements

Note 3 – Securities Available for Sale, page 51

4. We note the significant unrealized losses related to your corporate bonds and debt collateralized by trust preferred securities at December 31, 2008 and March 31, 2009, and your disclosure on page 52 that these collateralized debt obligations (CDOs) with $1.085 million of unrealized losses were downgraded to below investment grade by Moody's in December 2008. Please address the following with respect to the CDOs:

   a. Please provide us a full detailed analysis of these securities' impairment as of December 31, 2008 and March 31, 2009 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment. Specifically identify any securities that have contractually deferred interest payments and tell us how this impacted your cash flow analysis.

   b. Please tell us how you determined that the securities' impairment was temporary considering that the securities were downgraded below investment grade by Moody's. This downgrade appears to be a critical and compelling piece of evidence considering Moody's definition of a below investment grade credit rating states that there is high or substantial credit risk and that the security has speculative elements or is considered speculative.

   c. Please revise your future filings to disclose the factors that you considered to conclude that you have the intent and ability to hold the securities for the time necessary to collect the contractual principal and interest of the debt securities.

   d. Please provide us and consider disclosing in future filings a table detailing the following information for these securities: name of issuer, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance, deferrals and defaults as a percentage of collateral, and excess

> subordination after taking into account your best estimates of future interest deferrals and defaults.

Note 20 – Fair Value, page 71

5.   We note your disclosure on page 71 that you obtain fair value measurements from independent pricing services for your securities available for sale. Please tell us and revise future filings to include the following disclosures:

   a. The number of quotes or prices you generally obtain per instrument and if you obtain multiple quotes or prices, how you determine the ultimate value you use in your financial statements;

   b. Whether, and if so, how and why, you adjust quotes or prices you obtain from pricing services;

   c. Whether the broker quotes are binding or non-binding; and

   d. The procedures you perform to validate the prices you obtain to ensure the fair value determination is consistent with SFAS 157 and that your assets and liabilities are properly classified in the fair value hierarchy.

Directors, Executive Officers and Corporate Governance, page 78
Information Concerning Nominees and Directors

6.   In future filings, please revise this section to clarify that the disclosure regarding each of the officers and directors describes their business experience, principal occupations and employment for at least the past five years. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, p. 78
Compensation Discussion and Analysis

7.   With respect to base salaries, and to the extent possible, please revise future filings to explain how the compensation committee assesses each individual's performance in order to determine the amount of any merit-based increase.

8.   It appears that the company benchmarks certain elements of compensation to its peers. In future filings, please identify the component companies that make up the compensation peer group and the basis for selecting the peer group. In addition, please describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components. Please also disclose whether the compensation committee deviated from peer group benchmarks in setting

executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

Performance-based Incentive Compensation

9.   In future filings, please disclose the corporate performance targets utilized in determining cash incentive compensation for your named executive officers. To the extent you believe that disclosure of such targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Certain Relationships and Related Transactions, page 78

10.   We note the disclosure that loans to officers and directors were made on substantially the same terms as those prevailing at the time for comparable transactions *with other persons*. Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for *comparable loans with persons not related to the lender*. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Security Ownership of Certain Beneficial Owners…, page 78

11.   Reference is made to footnotes (4) and (23) of the beneficial ownership table on page 5 of the proxy statement. In future reports clarify whether or not the 124,404 shares owned by the Salt & Light Foundation are included in the holdings for Messrs. Potts.

Signature Page

12.   The 10-K must be signed by your company's controller or principal accounting officer, and that person should be so designated on the signature page. If your controller or principal accounting officer has not signed the 10-K, please amend the 10-K so that he or she does. If that person signed this report, please advise us supplementally and in future reports, designate the person as the principal accounting officer or controller.

Form 10-Q for the quarter ended March 31, 2009

Financial Statements

Note 7 – Preferred Stock and Common Stock Warrant, page 18

13.   We note your disclosures with respect to the issuance of preferred shares and a warrant to purchase common stock as part of your participation in the U.S. Treasury Capital Purchase Program. Please provide us with your methodology used to calculate the fair value of the preferred stock and warrant issued to the U.S. Treasury and revise your future filings to more clearly discuss the assumptions used.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Goodwill Impairment, page 31

14.   We note your disclosure on page 32 that you changed your goodwill impairment analysis at March 31, 2009, and that a significant change was redefining the community banking unit as the consolidated company. We further note that you recorded a goodwill impairment charge of $15.8 million in the quarter ended March 31, 2009 as a result of this analysis. Please address the following in this regard:

- Tell us the reason for changing the methodology since it appears that the reasons disclosed on page 32 for making the change appear to be applicable even in prior periods and prior impairment tests;
- Tell us if this methodology had been applied in the November and December 2008 goodwill impairment tests, whether an impairment charge would have been recognized at each of those dates;
- Tell us the reason for valuing the community banking unit using "…primarily Level 3 inputs based primarily on historical deal prices for community banks…" in your March 2009 test, as disclosed on page 32, compared to valuing the unit based on a discounted cash flow analysis in the November and December 2008 goodwill impairment tests;
- Provide us with your goodwill impairment analysis tests performed at each of the above mentioned dates.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417, or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have any questions regarding accounting-related comments. For all other questions, contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3464.

Sincerely,

William Friar
Senior Financial Analyst